Yashili International Holdings Ltd
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 1230)

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of Directors (“Board”) of Yashili International Holdings Ltd are set out below:

Non-Executive Directors

Ms. Sun Yiping (Chairman)
Mr. Ding Sheng
Mr. Wu Jingshui

Executive Directors

Mr. Li Dongming
Mr. Zhang Lidian
Mr. Zhang Yanpeng

Independent Non-executive Directors

Mr. Yu Shimao
Mr. Chen Yongquan
Mr. Samuel King On Wong
Mr. Liu Jinting

There are three Board committees. The table below provides the membership information of these committees on which each Board member serves.

Board Committee Director	Audit Committee	Remuneration Committee	Nomination Committee
Ms. Sun Yiping		M	C
Mr. Yu Shimao	M	C	M
Mr. Zhang Lidian		M
Mr. Chen Yongquan		M	M
Mr. Samuel King On Wong	C	M
Mr. Wu Jingshui	M

Notes:
C   Chairman of the relevant Board committees
M  Member of the relevant Board committees

Hong Kong, 13 August 2013